Financial Statements

  Avalon Rare Metals Inc.
For the Nine Months Ended May 31, 2010

Unaudited - See Review Engagement Report

INDEX

Review Engagement Report	1

Balance Sheets	2

Statements of Operations and Deficit	3

Statements of Comprehensive Loss	4

Cash Flow Statements	5

Notes to the Financial Statements	6 - 20

REVIEW ENGAGEMENT REPORT

To: The Directors of Avalon Rare Metals Inc.

We have reviewed the balance sheet of Avalon Rare Metals Inc. as at May 31, 2010 and the statement of operations and deficit, statement of comprehensive loss and cash flow statement for the period then ended.  Our review was made in accordance with Canadian generally accepted standards for review engagements and, accordingly, consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the company.

A review does not constitute an audit and, consequently, we do not express an audit opinion on these interim financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

The statements of operations and deficit, the statements of comprehensive loss and the cash flow statements for the three months ended May 31, 2010 and May 31, 2009 have not been reviewed or audited.

Toronto, Ontario	Sievert & Sawrantschuk LLP
September 21, 2010	Chartered Accountants, Licensed Public Accountants

Avalon Rare Metals Inc.
Balance Sheets
As at May 31, 2010 and August 31, 2009
Unaudited - See Review Engagement Report

	May 31, 2010	August 31, 2009
	(Unaudited)	(Audited)

Assets

Current Assets

Cash and cash equivalents	$10,518,863	$6,003,782
Receivables	773,519	598,468
Prepaid expenses	69,974	118,037
	11,362,356	6,720,287

Investments Available for Sale	-	2,657

Resource Properties (note 4)	29,003,402	19,677,856

Property, Plant and Equipment	154,782	120,464

	$40,520,540	$26,521,264

Liabilities

Current Liabilities

Accounts payable	$682,817	$1,429,712

Shareholders’ Equity

Share Capital (note 5)	58,029,140	44,828,738

Contributed Surplus (note 6)	7,610,376	3,054,653

Deficit	(25,801,793)	(22,782,353)

Accumulated Other Comprehensive Loss (note 7)	-	(9,486)

	39,837,723	25,091,552

	$40,520,540	$26,521,264

Approved on behalf of the Board

            “Donald S. Bubar”           , Director

           “Brian MacEachen”          , Director

Avalon Rare Metals Inc.
Statements of Operations and Deficit
For the Periods Ended May 31, 2010 and May 31, 2009
Unaudited - See Review Engagement Report

	Nine Months Ended		Three Months Ended
	May 31,	May 31,	May 31,	May 31,
	2010	2009	2010	2009

Revenue
Interest income	$61,542	$132,212	$21,583	$35,265

Expenses
Amortization	38,072	37,850	14,652	12,616
Consulting fees	103,850	42,388	17,764	7,575
Directors’ fees	66,250	29,000	29,350	9,000
Insurance	54,075	43,855	18,313	17,173
Interest and financing costs	6,569	19,036	1,994	6,724
Office and general	62,347	22,265	10,471	6,317
Professional fees	116,954	146,403	12,064	36,094
Public and investor relations	612,501	399,524	176,963	162,931
Rent and utilities	113,212	83,578	44,568	30,549
Salaries and benefits	434,126	406,459	165,300	98,209
Shareholders’ information	48,211	21,157	6,188	1,733
Stock based compensation	1,610,987	539,563	345,393	239,527
Transfer and filing fees	159,835	56,050	11,171	3,165
Travel	184,359	93,908	61,371	40,650

	3,611,348	1,941,036	915,562	672,263

Loss Before the Undernoted Item	(3,549,806)	(1,808,824)	(893,979)	(636,998)

Loss on Sale of Investments	(9,837)	-	-	-

Loss before Income Taxes	(3,559,643)	(1,808,824)	(893,979)	(636,998)

Future Income Tax Recoveries (note 8)	540,203	405,000	-	-

Net Loss for the Period	(3,019,440)	(1,403,824)	(893,979)	(636,998)

Deficit - Beginning of Period	(22,782,353)	(19,827,434)	(24,907,814)	(20,594,260)

Deficit - End of Period	$(25,801,793)	$(21,231,258)	$(25,801,793)	$(21,231,258)

Loss per Share, basic and fully diluted	$(0.04)	$(0.02)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding, basic and fully diluted	77,463,282	66,753,052	78,899,875	68,309,036

Avalon Rare Metals Inc.
Statements of Comprehensive Loss
For the Periods Ended May 31, 2010 and May 31, 2009
Unaudited - See Review Engagement Report

	Nine Months Ended		Three Months Ended
	May 31,	May 31,	May 31,	May 31,
	2010	2009	2010	2009

Net Loss for the Period	$(3,019,440)	$(1,403,824)	$(893,979)	$(636,998)

Other Comprehensive Income
Reclassification of previously unrealized losses on investments available-for-sale to net loss	9,486	-	-	-

Comprehensive Loss for the Period	$(3,009,954)	$(1,403,824)	$(893,979)	$(636,998)

Avalon Rare Metals Inc.
Cash Flow Statements
For the Periods Ended May 31, 2010 and May 31, 2009
Unaudited - See Review Engagement Report

	Nine Months Ended		Three Months Ended
	May 31,	May 31,	May 31,	May 31,
	2010	2009	2010	2009

Cash Flows from Operating Activities
Cash paid to suppliers and employees	$(1,902,946)	$(1,395,823)	$(615,707)	$(430,276)
Interest received	61,542	132,212	21,583	35,265
Interest paid	(3,264)	(73,969)	-	-

	(1,844,668)	(1,337,580)	(594,124)	(395,011)

Cash Flows from Financing Activities
Share capital – private placements	16,106,016	1,400,625	-	-
Share capital - exercise of warrants	78,125	903,040	-	903,040
Share capital - exercise of options	501,200	150,625	196,470	25,000

	16,685,341	2,454,290	196,470	928,040

Cash Flows from Investing Activities
Resource property expenditures	(10,386,840)	(4,859,546)	(4,527,429)	(2,025,999)
Resource property - government Contributions	131,332	-	46,073	-
Proceeds from sale of investments	2,306	-	-	-
Purchase of property, plant, and equipment	(72,390)	-	(7,107)	-

	(10,325,592)	(4,859,546)	(4,488,463)	(2,025,999)

Change in cash and cash equivalents	4,515,081	(3,742,836)	(4,886,117)	(1,492,970)

Cash and cash equivalents - beginning of period	6,003,782	10,738,700	15,404,980	8,488,834

Cash and cash equivalents - end of period	$10,518,863	$6,995,864	$10,518,863	$6,995,864

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

1.	Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company’s annual financial statements.  Certain information and note disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim financial statements should be read together with the audited financial statements and the accompanying notes of the Company for the year ended August 31, 2009.

2.	Capital Disclosures

The Company’s capital structure consists of share capital and contributed surplus, including stock options and warrants.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares.  In order to achieve its objectives, the Company expects it will be required to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the nine months ended May 31, 2010.

3.	Financial Instruments

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Accounting Treatment

Cash and cash equivalents	Held for trading	Fair value
Receivables	Loans and receivables	Amortized cost
Investments available for sale	Available-for-sale	Fair value
Accounts payable	Other liabilities	Amortized cost

Cash and cash equivalents include bank deposits and highly liquid short term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

3.	Financial Instruments (continued)

Investments available for sale (“Investments”) consist of shares received as consideration for resource property interest.  All Investments are in publicly traded companies.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at May 31, 2010.  The Company’s cash and cash equivalents are either on deposit with a highly rated banking group in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by a highly rated Canadian banking group.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has sufficient funds to cover its current contractual obligations and administrative and overhead expenditures for at least the next twelve months, but it is likely the Company will need to complete an equity financing within the next nine to 12 months in order to advance its planned work programs at its Thor Lake Rare Metals Project.

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt.  The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.  These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar.  The majority of the Company’s purchases are transacted in Canadian dollars.  As at May 31, 2010, the Company had cash of US$50,951 and accounts payable of US$29,778 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control.  The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three month period.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

3.	Financial Instruments (continued)

As at May 31, 2010, the majority of the Company’s cash and cash equivalents are subject to interest rate fluctuations. Sensitivity to a plus or minus 25 basis points change in rates would decrease or increase the Company’s net loss by approximately $6,000 over a three month period.

The Company had cash of US$50,951 and accounts payable of US$29,778 denominated in US currency as at May 31, 2010 and its quarterly average expenditures transacted in US dollars is approximately US$80,000.  If the Canadian Dollar weakens or strengthens 10% against the United States Dollar with other variables held constant, the Company’s net loss would increase or decrease by approximately $6,000 over a three month period.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

4.	Resource Properties

	For the Nine Months Ended May 31, 2010
	Separation
	Rapids	Warren	Thor Lake	East
	Lithium-	Township	Rare	Kemptville
	Tantalum	Anorthosite	Metals	Rare Metals
	Project	Project	Project	Project	Total

Property costs	$1,750	$-	$-	$-	$1,750
Community consultation	-	-	249,965	-	249,965
Diamond drilling	-	-	4,829,946	180,758	5,010,704
Environmental studies/permitting	3,578	275	753,134	750	757,737
Feasibility/engineering studies	-	-	1,260,046	120,710	1,380,756
Geochemical	-	-	-	24,827	24,827
Geology	5,170	-	497,034	116,590	618,794
Geophysical	-	-	8,625	59,544	68,169
Linecutting	-	-	-	10,990	10,990
Metallurgical/market studies	11,375	294	1,211,342	35,777	1,258,788
Other	800	3,600	21,450	-	25,850

Current expenditures	22,673	4,169	8,831,542	549,946	9,408,330

Less amounts recovered from:
Government contributions	-	-	(82,784)	-	(82,784)

Net current expenditures	22,673	4,169	8,748,758	549,946	9,325,546

Balance - August 31, 2009	3,857,237	1,194,618	13,843,234	782,767	19,677,856

Balance - May 31, 2010	$3,879,910	$1,198,787	$22,591,992	$1,332,713	$29,003,402

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

4.	Resource Properties (continued)

	For the Three Months Ended May 31, 2010
	Separation
	Rapids	Warren	Thor Lake	East
	Lithium-	Township	Rare	Kemptville
	Tantalum	Anorthosite	Metals	Rare Metals
	Project	Project	Project	Project	Total

Property costs	$-	$-	$-	$-	$-
Community consultation	-	-	41,634	-	41,634
Diamond drilling	-	-	2,169,885	4,192	2,174,077
Environmental studies/permitting	-	-	147,631	750	148,381
Feasibility/engineering studies	-	-	506,207	-	506,207
Geochemical	-	-	-	-	-
Geology	-	-	165,958	30,035	195,993
Geophysical	-	-	-	-	-
Metallurgical/market studies	-	-	421,591	4,346	425,937
Other	-	-	-	-	-

Current expenditures	-	-	3,452,906	39,323	3,492,229

Less amounts recovered from:
Government contributions	-	-	(15,672)	-	(15,672)

Net current expenditures	-	-	3,437,234	39,323	3,476,557

Balance - February 28, 2010	3,879,910	1,198,787	19,154,758	1,293,390	25,526,845

Balance - May 31, 2010	$3,879,910	$1,198,787	$22,591,992	$1,332,713	$29,003,402

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

5.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance - August 31, 2009	70,804,448	$44,828,738
Issued pursuant to: private placement	7,500,000	14,083,743
exercise of options	530,000	1,171,570
exercise of warrants	156,250	106,578
Cancellation of fractional shares	(28)	-
Commission - cash paid	-	(844,993)
Commission - compensation warrants issued	-	(488,925)
Issuance costs paid	-	(287,368)
Tax effect on issuance of flow-through shares	-	(540,203)

Balance - May 31, 2010	78,990,670	$58,029,140

During the nine months ended May 31, 2010, the Company:

i)
completed an offering (the “Offering”) pursuant an agreement (the “Offering Agreement”) with a syndicate of underwriters led by CIBC World Markets Inc. and issued 6,745,000 Special Warrants ("Special Warrants") at a price of $2.30 per Special Warrant and 755,000 Flow-Through Special Warrants ("FT Special Warrants") at price $2.65 per FT Special Warrant for total gross proceeds of $17,514,250.

Each Special Warrant was exercisable into one unit (the "Unit") of the Company without further payment. Each Unit is comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant (a "Warrant") entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, for a period of 24 months following September 17, 2009.

Each FT Special Warrant was exercisable into one flow-through common share of the Company without further payment.

All of the Special Warrants and FT Special Warrants were exercised during the nine months ended May 31, 2010, and accordingly, the Company issued 6,745,000 Units and 755,000 flow-through common shares pursuant to these exercises.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

5.	Share Capital (continued)

Of the Special Warrant price of $2.30, $1.7914 was allocated to the common share component of the Unit and the balance of $0.5086 was allocated to the Warrant component of the Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the Offering Agreement, which was $2.58, and the estimated fair value of a whole Warrant of $1.4649 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%).

In connection with the Offering, the Company paid cash commissions totalling $1,050,855 and issued 450,000 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the Offering.  Each Broker Warrant entitles the holder to purchase one Unit for a period of 24 months following September 17, 2009 at the exercise price of $2.43 per Unit.

The estimated fair value of the Brokers’ Compensation Warrants totalled $608,040.  The fair values of the Broker Warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%.

The Company also paid other cash issuance costs of $357,379 in connection to the Offering.

The total transaction costs of $2,016,274 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 530,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $501,200.  The estimated fair value at issuance of these options was $670,370, and this amount has been added to the recorded value of the issued shares.

iii)
issued 156,250 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $78,125.  The estimated fair value at issuance of these warrants was $28,453, and this amount has been added to the recorded value of the issued shares.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

6.	Contributed Surplus

	Number	Amount
Warrants
Balance - August 31, 2009	156,250	$28,453
Issued pursuant to a private placement (note 5b)	3,372,500	3,430,507
Exercised	(156,250)	(28,453)
Commission - cash paid (note 5b)	-	(205,862)
Commission - compensation warrants issued (note 5b)	-	(119,115)
Issuance costs paid (note 5b)	-	(70,011)

Balance - May 31, 2010	3,372,500	$3,035,519

Stock Options
Balance - August 31, 2009	4,300,000	$1,665,442
Number of options granted	1,325,000	-
Fair value of options earned in the period	-	1,610,987
Exercised	(530,000)	(670,370)
Expired/Cancelled	(150,000)	(7,853)

Balance - May 31, 2010	4,945,000	$2,598,206

Brokers= Compensation Warrants
Balance - August 31, 2009	-	$-
Issued pursuant to a private placement	450,000	608,040

Balance - May 31, 2010	450,000	$608,040

Cancelled/Expired Warrants and Options
Balance - August 31, 2009		$1,360,758
Cancelled/expired options		7,853

Balance - May 31, 2010		$1,368,611

		$7,610,376

a)	Warrants

As at May 31, 2010, the Company had 3,372,500 warrants issued and outstanding.  Each warrant entitles the holder to purchase one common share at a price of $3.00 per share, exercisable until September 17, 2011.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

6.	Contributed Surplus (continued)

During the nine months ended May 31, 2010, share purchase warrants were issued and exercised as follows:

	Number	Weighted
	of	Average
	Warrants	Exercise Price

Balance - August 31, 2009	156,250	$0.50
Issued	3,372,500	3.00
Exercised	(156,250)	0.50

Balance - May 31, 2010	3,372,500	$3.00

b)	Stock Option Plan

The Company has a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of the then issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares for either the trading day prior to the grant or the day of the grant.  The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

During the nine months ended May 31, 2010, stock options were granted, exercised and expired/cancelled as follows:

	Number	Weighted
	of	Average
	Options	Exercise Price

Balance - August 31, 2009	4,300,000	$1.17
Granted	1,325,000	2.47
Exercised	(530,000)	0.95
Expired/Cancelled	(150,000)	1.26

Balance - May 31, 2010	4,945,000	$1.54

Vested options included in outstanding options above - May 31, 2010	1,970,000	$1.15

During the nine months ended May 31, 2010, the Company granted:

i)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.80 per share until September 4, 2014.  These options vest at the rate of 25% every twelve months following September 4, 2009. The estimated fair value of these options totalled $466,130 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

6.	Contributed Surplus (continued)

ii)
an aggregate of 200,000 stock options to two officers of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.35 per share until October 29, 2014.  These options vest at the rate of 25% every twelve months following October 29, 2009.  The estimated fair value of these options totalled $342,140 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

iii)
400,000 stock options to an officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.51 per share until November 1, 2014.  These options vest at the rate of 25% every twelve months following November 1, 2009.  The estimated fair value of these options totalled $773,800 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

iv)
50,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.51 per share until November 1, 2011.  These options vest at the rate of 25% every three months following November 1, 2009.  These options were cancelled during the nine months ended May 31, 2010; and

v)
An aggregate of 50,000 stock options to two members of the Company’s technical advisory committee.  Each option entitles the holder to purchase one common share of the Company at a price of $2.36 per share until February 1, 2015.  These options vest at the rate of 25% every twelve months following February 1, 2010.  The estimated fair value of these options totalled $91,145 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

vi)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.52 per share until April 1, 2015.  These options vest at the rate of 25% every twelve months following April 1, 2010.  The estimated fair value of these options totalled $316,733 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

vii)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.25 per share until May 26, 2015.  These options vest at the rate of 25% every twelve months following May 26, 2010.  The estimated fair value of these options totalled $276,623 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

viii)
100,000 stock options to a new employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.32 per share until May 28, 2015.  These options vest at the rate of 25% every twelve months following June 28, 2010.  The estimated fair value of these options totalled $174,230 and this amount will be amortized and expensed as stock-based compensation over the vesting terms.

During the nine months ended May 31, 2010, the Company recorded stock-based compensation expense of $1,610,987 related to stock options which were earned during the nine months ended May 31, 2010.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

6.           Contributed Surplus (continued)

The fair value of stock options to employees, officers and directors was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	2.34%
Expected life	4.0 years
Expected volatility	103%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

As at May 31, 2010, the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	Unvested	Vested	Remaining Contractual Life

$ 2.80	175,000	-	4.3 years
$ 2.52	175,000	-	4.8 years
$ 2.51	400,000	-	4.4 years
$ 2.36	50,000	-	4.7 years
$ 2.35	250,000	-	4.4 years
$ 2.32	100,000	-	5.0 years
$ 2.25	175,000	-	5.0 years
$ 1.82	112,500	112,500	2.5 years
$ 1.80	25,000	75,000	1.1 years
$ 1.61	250,000	200,000	2.0 years
$ 1.54	275,000	145,000	2.7 years
$ 1.41	200,000	-	4.0 years
$ 1.20	312,500	437,500	2.5 years
$ 1.08	-	150,000	1.1 years
$ 0.98	100,000	200,000	1.6 years
$ 0.80	-	300,000	1.4 years
$ 0.75	300,000	225,000	3.0 years
$ 0.70	-	75,000	0.6 years
$ 0.63	-	50,000	0.7 years
$ 0.55	75,000	-	3.9 years

	2,975,000	1,970,000

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

6.	Contributed Surplus (continued)

c)	Brokers’ Compensation Warrants

As at May 31, 2010, the Company had 450,000 Brokers’ Compensation Warrants issued and outstanding.  Each Brokers’ Compensation Warrant entitles the holder to purchase one Unit at a price of $2.43 per Unit, exercisable until September 17, 2011.  Each Unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at an exercise price of $3.00 per share until September 17, 2011.

7.	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the unrealized losses on the Company’s investments available for sale.  The change during the nine months ended May 31, 2010 is summarized below:

Balance - August 31, 2009	$(9,486)
Net change in unrealized gains and losses	9,486

Balance - May 31, 2010	$-

8.	Future Income Tax Recoveries

During the nine months ended May 31, 2010, the Company issued 755,000 flow-through common shares for gross proceeds of $2,000,750. Pursuant to the share subscription agreements, the Company was required to incur Canadian exploration expenses (“CEE”) equal to the gross proceeds amount, all of which had been incurred as at May 31, 2010. The Company had renounced the CEE amount of $2,000,750 to the investors with the effective date of December 31, 2009. The renunciation reduced the Company's future income tax assets by $540,203. The Company accordingly has reduced the share capital by the tax effect of $540,203 at issuance. However, as the Company has not recognized its future income tax assets, the $540,203 is recorded as a future income tax recovery on the statement of operations.

9.	Related Party Transactions

During the nine months ended May 31, 2010, the Company incurred:

a)	accounting fees and share issuance costs of $37,000 with an accounting firm in which an officer is the principal;

b)	consulting fees of $33,000 with a former officer, of which $23,238 were deferred as resource property costs; and

c)
consulting fees of $182,938 with a company owned by an officer of the Company, of which $132,938 were deferred as resource property costs.  As at May 31, 2010, accounts payable included $8,190 payable to this company.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

10.  Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600.  Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company thus will apply IFRS in fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.  As at May 31, 2010, the Company is completing phase one of its transition plan and commenced phase two of the transition plan during the forth quarter of fiscal 2010.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

11.	Commitments

a)
The Company has two standby letters of credit; one in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit and one in the amount of $105,000 related to the construction of an airstrip at Thor Lake, which are secured by guaranteed investment certificates for the same amounts; and

b)	The Company has two operating leases for its office premises. As at May 31, 2010, the minimum lease commitments under these leases are as follows:

2010	$34,230
2011	$209,675
2012	$205,122
2013	$197,266
2014	$204,443
2015	$208,960
2016	$208,960
2017	$69,653

12.	Subsequent Events

Subsequent to the nine months ended May 31, 2010, the Company:

a)	issued 145,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $208,300;

b)
granted 50,000 stock options to a new maternity leave-replacement employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.14 per share until June 3, 2012.  These options vest at the rate of 25% every three months following June 3, 2010;

c)
granted 400,000 stock options to a new officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.00 per share until June 30, 2015.  These options vest at the rate of 25% every twelve months following July 1, 2010;

d)
granted 200,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.35 per share until July 12, 2012.  These options vest at the rate of 25% every three months following July 12, 2010;

e)
granted 100,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.76 per share until August 30, 2012.  These options vest at the rate of 25% every three months following August 30, 2010;

f)	cancelled 25,000 stock options held by a consultant of the Company. Each option entitled the holder to purchase one common share of the Company at a price of $2.36 per share until February 1, 2015;

g)	reduced the exercise price of its warrants to $2.51 for the period from September 1, 2010 to September 30, 2010;

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Nine Months Ended May 31, 2010
Unaudited - See Review Engagement Letter

12.	Subsequent Events (continued)

h)	issued 2,052,000 common shares pursuant to the exercise of an equivalent number of warrants for cash proceeds of $5,150,520; and

i)
entered into an underwriting agreement with a syndicate of underwriters led by CIBC World Markets Inc. and including Laurentian Bank Securities Inc.,  Stonecap Securities Inc. and Canaccord Genuity Corp. (the "Underwriters") in respect of an overnight-marketed public offering.  Pursuant to the agreement, the Underwriters have agreed to purchase an aggregate of 9.24 million units of the Company at a price of Cdn$3.25 per Unit (the "Offering Price") for gross proceeds of Cdn$30,030,000.  Each Unit will consist of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole Warrant will entitle the holder thereof to acquire one common share at a price of Cdn$3.60 for a period of 12 months following the closing date of the Offering.

The Offering is expected to close on or about September 30, 2010, and is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange.

The net proceeds of the Offering will be used to continue exploration and development of the Company's Thor Lake project in the Northwest Territories and for general corporate purposes.